Organization United for Respect
Shareholder Proposal No. 5 at WMT (2018)
Page: 1
Dear Walmart (WMT) shareholders,

The Organization United for Respect seeks your support1 for Proposal No. 5 on the Walmart (“WMT” or the “Company”) 2018 proxy ballot.

The proposal makes the following request:

RESOLVED:  Shareholders request Walmart prepare a report, omitting proprietary information and prepared at reasonable cost demonstrating the company does not have any racial or ethnic pay gaps.

Executive Summary:
Implementing Proposal No. 5 would supply important information not currently provided by WMT and, in our view, would take a proactive step toward closing pay gaps that may exist between workers of different races or ethnicities. In the process, WMT could reduce risks, promote inclusion, and demonstrate a sound approach to an issue of concern in the retail sector. Research suggests that companies like WMT may benefit from boosting diversity and improving human capital management by attending to pay equity issues.

We believe shareholders should vote FOR proposal No. 5 because:

•	Pay equity is a significant issue in the US. This is especially true in the retail sector.
•	WMT’s reporting on the issue is inadequate.
•	Inattention to pay equity issues could place WMT at a disadvantage and harm shareholder value.
•	Attention to race and ethnicity-based pay gaps would improve WMT’s human capital management.

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[1]
This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and the Organization United for Respect will not accept proxies if sent. The Organization United for Respect urges shareholders to vote for the proposals discussed in this communication following the instructions provided in WMT’s proxy materials. The cost of this communication is being borne entirely by the Organization United for Respect.

Organization United for Respect   3578 Grand Ave., #14, Oakland, CA 94610 email: Eddie@united4respect.org

Organization United for Respect
Shareholder Proposal No. 5 at WMT (2018)
Page: 2

1. Pay equity is a significant issue in the US.

•
According to the Economic Policy Institute, average hourly wages for black men are 78 percent of those of similarly situated white men. Wages for black women are 66 percent of those of comparable white men and 88 percent of those received by white women.[2]

2) Pay equity issues are especially important in the retail sector.

Low pay affects virtually all front-line retail workers. A 2015 report by Demos stated:

Nine percent of all retail workers live below the official poverty line, a higher share than among the workforce as a whole. Another 19 percent live near poverty, with household earnings between 100 and 200 percent of the poverty threshold… Together, that means more than one in 4 retail workers are poor or living on the edge of hardship.3

And the notion that retail employees are primarily young, free of dependents, and only temporarily working for such low wages appears to be false.4

Disparate wages, promotion opportunities, and workplace policies make matters worse for people of color employed in the retail sector.

On average, black and Latino full-time retail salespersons in the U.S. earn just 75 percent of the wages of comparable white workers. As with women, this results in part from the fact that “people of color are overrepresented in the positions with the lowest pay and the least stability and underrepresented in management positions.”5

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2 http://www.epi.org/publication/black-white-wage-gaps-expand-with-rising-wage-inequality/
3 http://www.demos.org/publication/retail-race-divide-how-retail-industry-perpetuating-racial-inequality-21st-century, internal citation omitted.
4 Ibid. According to Demos, “[a]bout half of all retail workers contribute at least 50 percent of their household’s income with their retail paycheck.”
5 http://www.demos.org/publication/retail-race-divide-how-retail-industry-perpetuating-racial-inequality-21st-century

Organization United for Respect   3578 Grand Ave., #14, Oakland, CA 94610 email: Eddie@united4respect.org

Organization United for Respect
Shareholder Proposal No. 5 at WMT (2018)
Page: 3

For example, black workers are 11 percent of the U.S. retail workforce, but they hold just 6 percent of management roles — the retail jobs which typically offer higher pay, full-time hours, and more stable schedules that benefit families. Similarly, Latinos hold just 8 percent of retail management jobs while making up 16 percent of the overall retail workforce. Black and Latino retail workers are also more likely than white workers to work part time when they want full-time hours — making it harder to contribute to family budgets and more likely that they will be subject to disruptive just-in-time scheduling practices.6

3) WMT’s reporting on the issue is inadequate.

The current state of WMT’s disclosure on diversity and inclusion does not address potential pay gaps based on race or ethnicity. In its Statement in Opposition to this proposal, WMT states that their “compensation plans and programs are designed to encourage high performance and fairly reward our associates regardless of their race, ethnicity, gender, or other personal demographic.”7 However, the Company does not provide data on potential race or ethnicity-based pay gaps in its workforce. Nor does WMT discuss any quantitative goals for reducing gaps as requested in the proposal.

WMT’s workforce diversity disclosure lacks detail:

WMT reports that people of color account for 44 percent of the Company’s U.S. workforce, but only 32 percent of its U.S. managers.8 That disclosure is not detailed enough to determine how typically under-represented groups, such as black people and Latinos, are represented in the overall workforce and, importantly, in management.9 WMT does not say which groups are included in its “people of color” category. Investors can only speculate about the status of black people and Latinos in management and about accompanying pay gaps that may exist.

We are concerned that inadequate disclosure may reflect inadequate attention to key risks and opportunities around equity, diversity, and inclusion.

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6 Ibid
7 Walmart 2018 Proxy Statement
8 Walmart’s 2018 Global Responsibility Report Summary 2018
9 http://www.demos.org/publication/retail-race-divide-how-retail-industry-perpetuating-racial-inequality-21st-century. According to a Demos review of U.S. Department of Labor data, white workers and workers of Asian descent are often well represented in management and executive roles in the retail sector.

Organization United for Respect   3578 Grand Ave., #14, Oakland, CA 94610 email: Eddie@united4respect.org

Organization United for Respect
Shareholder Proposal No. 5 at WMT (2018)
Page: 4

4) Inattention to pay equity issues could place WMT at a disadvantage and harm shareholder value.

Inadequate attention to race and ethnicity-based pay gaps may hurt WMT’s ability to attract and retain qualified, diverse employees. By contrast, many companies are taking a more open approach to pay equity. Starbucks, Intel and Microsoft have published pay gap data covering gender and race/ethnicity.10

WMT could suffer reputational damage if it does not act more decisively to disclose and deal with potential pay gaps. This in turn could result in lost business and harm shareholder value. A 2015 study by the Reputation Institute ranked WMT near the bottom in terms of overall reputation (23rd of 24 U.S. retailers).  Specifically, in the category of Workplace in the US Retail Industry, defined as assessing “a company’s practices in maintaining an environment that shows concern for employees and for treating and rewarding them fairly” (emphasis added), Walmart ranked the lowest compared to peers like Amazon, Target and several others.11  According to Brad Hecht, chief research officer at Reputation Institute:

“…retailers like Wal-Mart who are near the bottom of the 600 company survey have plenty of reasons to want to raise their scores because there is some direct correlation between corporate reputation and overall financial performance.”12

Discrimination lawsuits against WMT have cost the company tens of millions of dollars.13  Since 2011, more than 2,000 claims regarding pay and promotion at Walmart have been filed with the U.S. Equal Employment Opportunity Commission.14

Further research suggesting that diversity is correlated with strong financial performance supports action on potential pay gaps at WMT. A 2014 McKinsey study found a striking correlation between financial performance and both gender and racial diversity:

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10 https://news.starbucks.com/news/starbucks-pay-equity-for-partners
https://www.bostonglobe.com/business/2016/05/20/she-pressing-top-companies-pay-equity/tA0XUQep7QCRGj6NTG82pL/story.html; http://www.intel.com/content/www/us/en/diversity/diversity-2015-annual-progress-report.html
11 Reputation Institute: 2014 US Retail Trends:  “What Can Walmart Learn from Amazon’s Stellar Reputation” 2015.
12 https://talkbusiness.net/2015/06/wal-mart-corporate-reputation-near-the-bottom-of-the-retail-sector/
13 For example, in 2009, Walmart said it settled a “…$17.5 million a class-action lawsuit in which plaintiffs claimed the retailer had discriminated against African-Americans seeking jobs as truck drivers.” https://www.nytimes.com/2009/02/21/business/21walmart.html.
14 https://work.qz.com/1124438/walmarts-female-employees-filed-a-class-action-lawsuit-for-gender-discrimination/

Organization United for Respect   3578 Grand Ave., #14, Oakland, CA 94610 email: Eddie@united4respect.org

Organization United for Respect
Shareholder Proposal No. 5 at WMT (2018)
Page: 5

 [C]ompanies in the top quartile of gender diversity were 15 percent more likely to have financial returns that were above their national industry median. Companies in the top quartile of racial/ethnic diversity were 30 percent more likely to have financial returns above their national industry median.15

In the same study, companies ranked in the bottom quartile for gender and racial/ethnic diversity were “statistically less likely to achieve above-average financial returns.” This is confirmed by a 2009 Catalyst study that found that “a racially diverse workforce was positively associated with more customers, increased sales revenue, greater relative profits, and greater market share” and gender diversity was “positively associated with increased sales revenue, more customers, and greater relative profits.”16

McKinsey has tied the case for diversity to “competitive advantage”:

[D]iverse companies are better able to win top talent and improve their customer orientation, employee satisfaction, and decision making, leading to a virtuous cycle of increasing returns. That in turn suggests that diversity beyond gender and ethnicity/race (such as diversity in age and sexual orientation) as well diversity of experience (such as a global mindset and cultural fluency) are also likely to bring some level of competitive advantage for firms that are able to attract and retain such diverse talent.17

Implementing this proposal would help WMT protect its reputation and keep pace with other leading U.S. companies. In addition, there is reason to believe WMT stands to gain from a more proactive approach to diversity and inclusion.

5) Attention to race and ethnicity-based pay gaps would improve WMT’s human capital management.

Inadequate attention to race or ethnicity-based pay gaps may also suggest potential problems related to human capital management. Human capital is the sum total of skills, talent, and productivity that workers bring to and develop within a company. A company’s ability to manage and maintain human capital affects its ability to deliver long-term, sustainable value and should thus be a key focus, in our view. Inattention to employees, their rights, working conditions, skills, morale, and level of engagement (collectively understood as the state of human capital) can create roadblocks for both existing operations as well as efforts by a company to expand to new markets. Conversely, companies that manage human capital effectively may benefit from greater efficiency and a competitive advantage in attracting and retaining highly-talented individuals, which leads to increased revenues and reduced costs.18

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15 https://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters
16 http://www.catalyst.org/system/files/why_diversity_matters_catalyst_0.pdf; http://asr.sagepub.com/content/74/2/208.short
17 https://www.mckinsey.it/idee/diversity-matters
[18]
For example, Sysco Corporation’s Human Capital investment analyses revealed that “operating units with highly satisfied employees have higher revenues, lower costs, greater employee retention, and superior customer loyalty.” See Davenport, Harris, and Shapiro, “Competing on Talent Analytics,” Harvard Business Review, 10 October 2010 at 4. https://www.growthresourcesinc.com/pub/res/pdf/HBR_Competing-on-Talent-Analytics_Oct-2010.pdf.

Organization United for Respect   3578 Grand Ave., #14, Oakland, CA 94610 email: Eddie@united4respect.org

Organization United for Respect
Shareholder Proposal No. 5 at WMT (2018)
Page: 6

Effective human capital management lays a foundation for enduring shareholder value. This is especially important in labor-intensive sectors such as retail.19 Front-line workers are the face of our Company; the quality and efficiency of WMT’s retail business depends on those workers’ morale, engagement, and sense of shared mission. Therefore, potential pay gaps that may affect those workers warrant further scrutiny.

The report requested by this proposal would provide investors with essential context to understand whether WMT is paying enough attention to such potential gaps, overall diversity and inclusion, and the state of the Company’s precious human capital.

Therefore, shareholders are urged to vote FOR Proposal No. 5. Do NOT return your proxy cards to us; follow the instructions for voting provided in WMT’s proxy materials.

For questions regarding WMT Companies Proposal No. 5 regarding Racial or Ethnic Pay Gaps, please contact Eddie Iny, Organization United for Respect, eddie@united4respect.org.

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[19]
See, e.g., Ton, Zeynep. “Why ‘Good Jobs’ Are Good for Retailers,” Harvard Business Review Magazine, January-February 2012. http://hbr.org/2012/01/why-good-jobs-are-good-for-retailers/ar/1; Ex: Investment in human capital was a key factor in allowing Costco to outperform Wal-Mart, even while paying an average of $17/hour instead of $10/hour to employees in similar positions. (https://hbr.org/2012/01/why-good-jobs-are-good-for-retailers; https://hbr.org/2006/12/the-high-cost-of-low-wages)

Organization United for Respect   3578 Grand Ave., #14, Oakland, CA 94610 email: Eddie@united4respect.org